Mail Stop 3-5

								July 19, 2005

Michael Y. Brent
Chief Executive Officer and Director
YTB International, Inc.
560 Sylvan Avenue, Suite 300
Englewood Cliffs, New Jersey  07632

Re:	YTB International, Inc.
      Registration Statement on Form SB-2
		Amendment no.1 filed June 21, 2005
		File No. 333-122936

		Preliminary Information Statement on Schedule 14C
		Filed January 24, 2005, as revised June 21, 2005

      Form 10-KSB for the fiscal year ended December 31, 2004
      Filed February 23, 2005, as amended June 21, 2005
Form 8-K filed December 14, 2004, January 7, 2005 and January 26,
2005
      File No. 0-18412

Dear Mr. Brent:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Incorporation By Reference, page 29
1. Form SB-2 does not permit incorporation by reference of the indicated financial statements. Accordingly, in accordance with Item
22 of Form SB-2, please include in the filing the financial statements of Yourtravelbiz.com that comply with the requirements of
Item 310(c)(3). The financial statements for this entity included in your Form 8-K as amended on June 20, 2005, revised to conform to our comments as appropriate, will satisfy this requirement.

Preliminary Information Statement on Schedule 14C
Exhibits, page 4
2. Refer to comment number 5 in our letter dated May 6, 2005. We do not see the financial statements referenced in your response.
Please
include the applicable financial statements in the filing.

Form 10-KSB for the fiscal year ended December 31, 2004
General
3. Please explain to us why you believe the contemporaneous sale of your on-line travel agency product and the execution of an independent marketing representative agreement is not an investment contract under Section 2(1) of the Securities Act of 1933.

A person who executes an independent marketing representative agreement in your company becomes a representative who is able to both sell on-line travel agencies and sponsor other representatives.
You have previously stated that this agreement is not an investment contract because the representative does not make an investment of money to obtain the position of representative.

However, your on-line travel agency product requires an initial purchase price of $349.95 and a recurring, monthly fee of $49.95, and it is marketed jointly with the opportunity to become a representative. The marketing of the representative position focuses on the potential compensation under your multi-level marketing scheme, which includes 50% matching compensation, 4% residual income,
$1,000 "Leadership" bonuses, and $10,000 "Dream" bonuses. Consequently, the primary reason for the purchase of an on-line travel agency may be the expectation of substantial profit under your multi-level marketing scheme. Furthermore, we note promotional material that states "[w]hen six of your referrals buy their own YTB travel business, you will receive your entire investment back[.]" Expectation of profits through a multi-level marketing scheme is akin to the efforts of another person.
Accordingly, explain to us why the contemporaneous sale of your on-line travel agency product and the execution of an independent marketing representative agreement is not an investment contract under Section 2(1) of the Securities Act of 1933. Clearly demonstrate why the primary reason for the purchase of your product is not the expectation of profit through your multi-level marketing scheme.

Title Page
4. It appears that this is the third amendment of this filing. Please revise accordingly here and elsewhere in the filing as appropriate, and also in the Preliminary Information Statement on
Schedule 14C filed January 24, 2005, as revised June 21, 2005. If this form is further amended, please conform the title page and the description of this form where ever else referred.
5. Please revise the last paragraph to disclose a more accurate description of the purpose of this amended filing. Certifications had been included in the prior filing.

Business, page 2
Current operations, page 3
6. We note your response to our prior comment number six. In amended disclosure, please include the term of duration for your license agreements with Taurus Sys, Inc. and MyCity.com.
7. Please expand disclosure to explain the nature of the Technologies` franchise agreements you reference. For example, explain how these franchise agreements relate to your business operations.
8. We note that in response to our prior comment number 23, you state that a license agreement with Genesis Systems enables you to run the
Company`s network marketing. However, we were unable to locate any disclosure in the business section on this license agreement. Please amend to provide the required disclosure, including duration. See
Item 101(a)(7) of Regulation S-B.
9. Please tell us what consideration you gave to the exhibit requirements relating to material contracts. We were unable to locate any exhibits relating to your franchise agreements and license agreements. Note that you must file any contracts on which you are substantially dependent such as contracts with principal customers, suppliers and franchise agreements. In preparing your response, please refer to Item 601(b)(10) of Regulation S-B.


Management`s Discussion and Analysis or Plan of Operation, page 7 Liquidity and Capital Resources, page 13
10. Please revise your statement appearing in the paragraph before the forward-looking statements concerning your contingent liability under the terms of the secured convertible note by disclosing the stock price that would trigger the contingency.
11. In the last paragraph, please clarify that the minimum price relates to your common stock. Also, please remove the qualifier in regard to the stock price falling below the specified minimum.

Controls and Procedures, page 14
12. Please disclose within paragraph (a) whether or not your controls and procedures were "effective," in accordance with Item 307 of Regulation S-B.

Financial Statements for the Years Ended December 31, 2004 and
2003
Independent Auditors` Report, page F1
13. Please clearly indicate the date of your report. If dual dating is appropriate, please specify the financial information subject to the later date. Refer to AU Section 530, paragraphs .01 and .03 to
..05 of the AICPA. This comment is also applicable to the audited financial statements of YTB included in the Form 8-K as amended on June 20, 2005.

Note 2 - Summary of Significant Accounting Policies
Marketing Compensation Plan, page F 13
14. We note section II.C of the analysis in your supplemental response filed on June 20, 2005 in support of your position to defer direct costs associated with revenue that is deferred. In this analysis, it appears that you are including in such costs the compensation of employees involved in excess of the enrollment commission of $50. Our understanding of the guidance you refer to in your response is that compensation is eligible for deferral only if it is incremental, i.e., would not have been otherwise incurred. Please tell us why it is appropriate to defer employee compensation involved with revenues that are deferred in excess of the $50 enrollment commission, including explanation why such compensation would not have been otherwise incurred. If upon further consideration you conclude that it is not proper to defer such compensation, please revise all affected financial statements and disclosures in all applicable filings.


Note 11 - Business Combination, page F 19
15. It appears that you attributed an approximate value of $178 to each RTA agreement in the purchase of YTB. This is based on your revised disclosure that $1.5 million of the purchase price was allocated to the agreements and your supplemental response dated June
1, 2005 that approximately 8,400 RTA`s existed at the date of the purchase. Please tell us in detail how you determined the value of
$1.5 million for these agreements. Include in your response how the value was impacted by the customer lists owned by the RTA`s. Specify the types of revenue (e.g., recurring commissions, fees and/or other sources of revenue) you earn that are associated with these customers, and how such was considered in the valuation.
Financial Statements and Supplementary Information for the Three Months Ended March 31, 2005 and 2004
Report of Independent Registered Public Accounting Firm, page 1
16. Please clearly indicate the date of this report and the report on the "Supplementary Information" on page 23. If dual dating is appropriate, please specify the financial information subject to the later date. Refer to SSARS No. 2, paragraph 7 "Reissued report." Also, similarly conform the dates of these reports included in your
Form 10-QSB for the period ended March 31, 2005 as amended on June
20, 2005.

Form 10-QSB for the Period Ended March 31, 2005, as amended June
20,
2005Consolidated Statements of Changes in Stockholders` Equity,
page
5
17. Please explain to us and disclose the purpose and accounting basis for the "equity reclassifications related to merger and re-incorporation" line item and amount.

Closing

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter.

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Doug Jones, Staff Accountant at (202)-824-
5368,
or Michael Fay, Review Accountant, at (202) 942-1907, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert, Attorney-Adviser, at
(202) 942-2931 or me with any other questions.

      				Sincerely,



							Max A. Webb
							Assistant Director






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Michael Y. Brent
YTB International, Inc.
July 19, 2005
Page 7